Filed by Keen Vision Acquisition Corporation

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934, as amended

Subject Companies: Keen Vision Acquisition Corporation

(File No. 001-41753)

Medera and Singapore’s Cardiovascular Disease National Collaborative Enterprise Launch Asia’s First Cardiac Gene Therapy Trial for Heart Failure

●	Medera and Cardiovascular Disease National Collaborative Enterprise (CADENCE) announce the initiation of Asia’s first cardiac gene therapy clinical trial for heart failure, with Singapore being the first and only site outside of the United States (US).

●	Heart failure is a global pandemic with an estimated 64.3 million cases worldwide. Asian patients tend to present with heart failure at a younger age (<15-20 years) compared to those in the Western population.

●	Having received an Investigational New Drug (IND) clearance from the US Food and Drug Administration (FDA), Medera’s SRD-001, an adeno-associated virus (AAV)-based gene therapy candidate, is intended to treat patients with heart failure with reduced ejection fraction (HFrEF), which accounts for half of all heart failure cases worldwide.

●	This site initiation of Singapore as the first outside of the U.S. for the multi-centre trial of SRD-001 also marks the first collaboration between Singapore’s two national heart centres, namely National Heart Centre, Singapore (NHCS) and National University Heart Centre, Singapore (NUHCS), and Tan Tock Seng Hospital, to jointly conduct a gene therapy trial for heart failure.

SINGAPORE and BOSTON, Nov. 19, 2024 (GLOBE NEWSWIRE) -- Medera Inc. (“Medera”), a clinical-stage biotechnology company focused on targeting difficult-to-treat or incurable cardiovascular diseases using a range of next-generation gene- and cell-based approaches, and The Cardiovascular Disease National Collaborative Enterprise (CADENCE) of Singapore are pleased to announce the initiation of Asia’s first cardiac gene therapy clinical trial for heart failure in Singapore. Singapore is the first and only site selected outside of the United States (US) where the trials have been ongoing.

Heart failure is a global challenge with 64.3 million patients worldwide. Singapore, or Asia in general, is facing a particularly high burden. About 2.5% of Singaporeans aged 60 years old or above have heart failure1. The condition is often the result of ischaemic heart disease, which contributes to around 20% of deaths in Singapore2. Asian patients also tend to present with heart failure at a younger age (<15-20 years) than those in the Western population, and often with more severe conditions which require intensive care, longer length of hospital stay, and a higher hospital mortality rate3.

Having received an Investigational New Drug (IND) clearance from the US Food and Drug Administration (FDA), SRD-001, developed by Medera’s subsidiary Sardocor, is intended to treat patients with heart failure with reduced ejection fraction (HFrEF), a prevalent form of heart disease that accounts for half of all heart failure cases worldwide. A clinical update of the ongoing MUSIC-HFrEF (NCT0470384) Phase 1/2a trial of SRD-001 in the U.S. was featured in a late-breaking presentation at the American Society of Gene & Cell Therapy (ASGCT) in May 2024. The Phase 1/2a trial is expected to complete its enrollment, followed by an interim data readout and the randomized Phase 2b in 2025.

Medera’s Sardocor has also obtained IND clearances, as well as Fast Track Designation (SRD-002; NCT06061549)3 and Orphan Drug Designation (SRD-003; NCT0622466)4, for heart failure with preserved ejection fraction (HFpEF, which accounts for the remaining half of all HF cases) and Duchenne muscular dystrophy-associated cardiomyopathy, respectively.

SRD-001/2/3 employ an adeno-associated virus (AAV)-based vector system, delivered directly to cardiac ventricular muscle cells via Sardocor’s proprietary intracoronary infusion system. Furthermore, clinical dosages have been optimised by the human mini-Heart® technology developed by Novoheart, a pre-clinical subsidiary of Medera, in accordance with the FDA Modernisation Act 2.0. On November 21, 2023, the National Heart Centre Singapore (NHCS) announced a strategic partnership with Novoheart to develop Asia’s first bioengineered human heart-in-a-jar with heart failure for precision medicine5. An Agency for Science, Technology and Research (A*STAR) award of $5 million has been granted to foster this partnership.

The MUSIC-HFrEF trial in Singapore involves the country’s two national heart centres, namely NHCS and National University Heart Centre, Singapore (NUHCS), and Tan Tock Seng Hospital.

Roger Hajjar, MD, President and co-founder of Medera, expressed enthusiasm about the initiation of the Singapore clinical site, “Medera and Sardocor are very excited to initiate the Singapore clinical site as the first outside of the US, by deploying this cutting-edge technology for the first time ever to Asian heart failure patients. Sardocor’s unique regulated intracoronary delivery methodology is a minimally invasive procedure that targets the heart directly, designed to minimise drug dosage and therefore side-effects while preserving efficacy. While the Singapore trial’s initial focus is on congestive heart failure, this foundation will enable subsequent expansion to other cardiac indications.”

Adding to the significance of this trial, Derek Hausenloy, MBBS/PhD, Executive Director of CADENCE, and Director of the National Heart Research Institute Singapore at NHCS, remarked, “The launch of the SRD-001 trial in Singapore is a landmark moment for cardiovascular cell and gene therapy research in Asia. It underscores our commitment to integrate cutting-edge research and technologies to combat cardiovascular diseases. By bringing together the best of our national research capabilities and expertise, we aim to pave the way for innovative treatments that can significantly improve patient outcomes. This trial not only highlights Singapore’s position as a leader in cardiovascular research but also showcases our potential to contribute to the global fight against heart failure.”

“Medera is extremely delighted to partner with Singapore’s cardiac experts in its first precision medicine efforts in Asia to comprehensively cover important areas from mini-Heart®-based drug discovery all the way to clinical gene therapy starting with SRD-001 for the benefit of the large number of Asian heart patients,” said Ronald Li, PhD, CEO and co-founder of Medera.

“We are pleased that Medera is setting yet another milestone in further expanding its international footprints. I am confident that the potential merger between KVAC and Medera will provide a platform for efficiently assessing capital from global markets thereby accelerating the various exciting clinical programs for heart patients worldwide,” said Kenneth KC Wong, Chairman and CEO of KVAC.

On September 5, 2024, Medera and Keen Vision Acquisition Corporation (“KVAC”), announced they had entered into a definitive merger agreement.

About Medera

Medera (www.medera.bio) is a clinical-stage biopharmaceutical company focused on targeting difficult-to-treat or currently incurable diseases with significant unmet needs, utilizing next-generation gene and cell-based approaches in combination with bioengineered human-based technology (including the mini-Heart platform). Medera operates via the two preclinical and clinical business units, Novoheart and Sardocor, respectively.

Novoheart capitalizes on the world’s first and award-winning “mini-Heart” Technology for revolutionary disease modelling and drug discovery, uniquely enabling the modelling of human-specific diseases and discovery of therapeutic candidates free from species-specific differences in accordance to the FDA Modernization Act 2.0. Novoheart’s versatile technology platform provides a range of state-of-the-art automation hardware and software as well as screening services, for human-specific disease modelling, therapeutic target discovery and validation, drug toxicity and efficacy screening, and dosage optimization carried out in the context of healthy and/or diseased human heart chambers and tissues. Global pharmaceutical and academic leaders are using Novoheart’s technology platform their drug discovery and development purposes. The Novoheart platform has facilitated and accelerated the development of Sardocor’s lead therapeutic candidates that are currently in clinical trials.

Sardocor is dedicated to the clinical development of novel next-generation therapies for Medera. Leveraging Novoheart’s human-based drug discovery and validation platforms, Sardocor aims to expedite drug development and regulatory timelines for its gene and cell therapy pipeline. Sardocor has received Investigational New Drug (IND) clearances from the FDA for three ongoing AAV-based cardiac gene therapy clinical trials targeting Heart Failure with Reduced Ejection Fraction (HFrEF), Heart Failure with Preserved Ejection Fraction (HFpEF) with the Fast Track Designation, and Duchenne Muscular Dystrophy-induced Cardiomyopathy (DMD-CM) with the Orphan Drug Designation. Additionally, Sardocor’s pipeline includes four preclinical gene therapy and three preclinical small molecule candidates targeting various cardiac, pulmonary, and vascular diseases.

About CADENCE

Established in February 2023, the Cardiovascular Disease National Collaborative Enterprise (CADENCE) is a national clinical translational programme aimed at synergising cardiovascular research and technology capabilities across Singapore.

Its goal is to integrate existing research capabilities, and bring together the strongest basic, clinical, and translational talent and expertise across Singapore and institutions, to establish a focused and impactful national cardiovascular disease research and translational programme with world-class peaks of excellence.

To achieve this, CADENCE has established four national joint platforms focused on data science, clinical trials, and artificial intelligence/digital health, together with a business intelligence and development unit to attract industry collaborations/external investments.

CADENCE is a programme of the Consortium for Clinical Research and Innovation, Singapore (CRIS). CADENCE is supported by the Singapore Ministry of Health through the National Medical Research Council (NMRC) Office, MOH Holdings Pte Ltd under the NMRC RIE2025 National Clinical Translational Programme Funding Initiative (MOH-001277).

For more information, please visit https://cadence-cvd.sg

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this press release are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, KVAC’s, Medera’s, or their respective management teams’ expectations concerning the outlook for their or Medera’s business, productivity, plans, and goals for future operational improvements and capital investments, operational performance, future market conditions, or economic performance and developments in the capital and credit markets and expected future financial performance, including expected net proceeds, expected additional funding, the percentage of redemptions of KVAC’s public shareholders, growth prospects and outlook of Medera’ operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of Medera’s projects, as well as any information concerning possible or assumed future results of operations of Medera. Forward-looking statements also include statements regarding the expected benefits of the transactions contemplated by the merger (“Transaction”). The forward-looking statements are based on the current expectations of the respective management teams of Medera and KVAC, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of KVAC’s securities; (ii) the risk that the Transaction may not be completed by KVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by KVAC; (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the adoption of the Merger Agreement by the shareholders of KVAC and the receipt of certain regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Transaction on Medera’s business relationships, performance, and business generally; (vii) the outcome of any legal proceedings that may be instituted against Medera or KVAC related to the Merger Agreement or the Transaction; (viii) failure to realize the anticipated benefits of the Transaction; (ix) the inability to maintain the listing of KVAC’s securities or to meet listing requirements and maintain the listing of Medera’s securities on Nasdaq; (x) the inability to implement business plans, forecasts, and other expectations after the completion of the Transaction, identify and realize additional opportunities, and manage its growth and expanding operations; (xi) risks related to Medera’s ability to develop, license or acquire new therapeutics; (xii) the risk that Medera will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xiii) the risk of product liability or regulatory lawsuits or proceedings relating to Medera’s business; (xiv) uncertainties inherent in the execution, cost, and completion of preclinical studies and clinical trials; (xv) risks related to regulatory review, and approval and commercial development; (xvi) risks associated with intellectual property protection; (xvii) Medera’s limited operating history and risk that it may never successfully commercialise its products; (xviii) Medera expects to continue to incur significant losses and may never achieve or maintain profitability; and (xix) the risk that additional financing in connection with the Transaction may not be raised on favorable terms. The foregoing list is not exhaustive, and there may be additional risks that neither KVAC nor Medera presently knows or that KVAC and Medera currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this press release and the other risks and uncertainties described in the “Risk Factors” section of KVAC’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 29, 2024, the risks to be described in the registration statement, which will include a preliminary proxy statement/prospectus, and those discussed and identified in filings made with the SEC by KVAC from time to time. Medera and KVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this press release speak only as of the date of this press release. Neither Medera nor KVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Medera or KVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Transaction, in KVAC’s public filings with the SEC, and which you are advised to review carefully.

Important Information for Investors and Shareholders

In connection with the Transaction, KVAC and Medera filed a registration statement with the SEC, which includes a prospectus with respect to the securities to be issued in connection with the Transaction and a proxy statement to be distributed to holders of KVAC’s common shares in connection with KVAC’s solicitation of proxies for the vote by KVAC’s shareholders with respect to the Transaction and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the registration statement effective, KVAC plans to mail copies to shareholders of KVAC as of a record date to be established for voting on the Transaction. This press release does not contain all the information that should be considered concerning the Transaction and is not a substitute for the registration statement, Proxy Statement or for any other document that KVAC may file with the SEC. Before making any investment or voting decision, investors and security holders of KVAC are urged to read the registration statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Transaction as they become available because they will contain important information about, Medera, KVAC and the Transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by KVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by KVAC may be obtained free of charge from KVAC’s website at https://www.kv-ac.com or by directing a request to info@kv-ac.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

KVAC, Medera and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies in connection with the Transaction. For more information about the names, affiliations and interests of KVAC’s directors and executive officers, please refer to KVAC’s annual report on Form 10-K filed with the SEC on March 29, 2024, which can be found at https://www.sec.gov/ix?doc=/Archives/edgar/data/1889983/000121390024027973/ea0201104-10k_keenvision.htm and registration statement, Proxy Statement and other relevant materials filed with the SEC in connection with the Transaction when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of KVAC’s shareholders generally, will be included in the registration statement and the Proxy Statement and other relevant materials when they are filed with the SEC when they become available. Shareholders, potential investors and other interested persons should read the registration statement and the Proxy Statement and other such documents carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the Transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts:

Investor Relations

Stephanie Carrington
ICR Healthcare
Stephanie.Carrington@icrhealthcare.com
(646) 277-1282

Media Relations

Sean Leous
ICR Healthcare
Sean.Leous@icrhealthcare.com
(646) 866-4012

1 SingCLOUD Data 2012-2021.

2 https://www.moh.gov.sg/resources-statistics/singapore-health-facts/principal-causes-of-death

3 https://www.ktalnews.com/business/press-releases/ein-presswire/688652471/mederas-sardocor-announces-fast-track-designation-and-dosing-of-3-patients-in-first-in-human-hfpef-gene-therapy-trial/

4 https://www.kxan.com/business/press-releases/ein-presswire/691834036/mederas-sardocor-granted-fda-orphan-drug-designation-for-cardiomyopathy-secondary-to-dmd-associated-cardiomyopathy/

5 https://www.singhealthdukenus.com.sg/news/research/national-heart-centre-singapore-partners-mederas-novoheart-to-develop-asias-first-bioengineered-human-heart-in-a-jar-with-heart-failure-for-precision-medicine